
10013674


MTS

MTS SYSTEMS CORPORATION 2010 ANNUAL REPORT

ahead.

The MTS position is strong.

Our assumptions and strategy served us well through the downturn, and our long-term focus has allowed us to stay consistent in our approach. Now we are forging ahead to capitalize on what's next, applying our unique vision and capabilities to help MTS customers, employees and shareholders succeed.



thinking **ahead.**

MTS remains at the forefront of industries such as wind, rail and high-temperature materials science, with an established and expanding presence in both emerging and existing markets.

moving **ahead.**

We continue to capture new market share in Sensors through improved performance and reduced costs, and in Test by extending our application expertise to customers, with a growing presence in China.

staying **ahead.**

MTS 2010 financial performance exceeded our expectations in both Sensors and Test, and we feel positive about our potential in the months and years to come.

financial highlights

(Expressed in thousands, except per share and percent data)	2009	2010
Revenue	$ 408,881	$ 374,053
Net income	$ 17,394[1]	$ 18,576[2]
Earnings per share, diluted	$ 1.03[1]	$ 1.14[2]
Cash provided by operating activities	$ 43,838	$ 33,190
Return on sales	4.3%	5.0%
Return on invested capital	7.9%	8.7%
Dividends per share	$ 0.60	$ 0.60
Weighted average shares outstanding, diluted	16,831	16,347
Orders	$ 340,839	$ 423,525
Backlog of orders at year-end	$ 167,726	$ 214,330

geographic revenue

	2009	2010
SENSORS		
Americas	29%	30%
Europe	49%	45%
Asia	22%	25%
TEST		
Americas	36%	33%
Europe	28%	26%
Asia	36%	41%


$500M
400
300
200
100
0
2008 2009 2010
Orders
$250M
200
150
100
0
Backlog
$500M
400
300
200
100
0
Revenue
$50M
40
30
20
10
0
Net Income
$3.00
2.25
1.50
.75
0
Diluted EPS
25%
20
15
10
5
0
Return on Invested Capital
$40M
30
20
10
0
Debt
$200M
150
100
50
0
Cash[3]

[1] Includes severance impact of $8.0M in net income $0.48 earnings per share.
[2] Includes legal settlement charge impact of $3.9M in net income & $0.24 earnings per share.
[3] Cash, cash equivalents and short-term investments.

Less fuel, lower emissions. Even modest improvements in jet engine fuel-efficiency can save millions of dollars over time.

We are currently helping the world's leading aerospace companies develop new engines that operate reliably at higher temperatures, resulting in dramatically improved fuel and emissions performance.



to our shareholders

MTS had a good year. With the first full year of recovery behind us, our 2010 performance was proof that our commitment to executing our strategy, in good times and in bad, pays off.

Our work over the last several years, to further position MTS in high-opportunity geographies and applications, was instrumental in navigating this initial stretch of economic recovery. It also positions us well for the future.

MTS employees saw us through the challenges of the recession and captured the opportunities of the recovery. By asking the best questions and listening carefully to the answers, MTS employees worked to deliver Best Total Value as defined by our customers. By better understanding their changing needs, we helped our customers improve manufacturing precision for advanced medical equipment, develop wind turbine blade and drivetrain test methods, and enable the next generation of gas turbine engines. Through our work with customers, we achieved nearly 25% year-over-year growth in orders.

Our Sensors business is the lead story for 2010. Frankly, Sensors had an outstanding year. As our customers' businesses improved, we responded quickly to demands for short delivery schedules and requests to quickly move development projects into production. As a result, order volume returned to 90 percent of the pre-recession peak. We worked through industry-wide supply issues to deliver a 17 percent increase in revenue with operating margin in excess of 20 percent. At the same time, we invested in market development to understand how we can better position ourselves for the future.

Our Test business performance was very respectable considering a 30 percent lower beginning backlog. As customers increased R&D investment in key markets and geographies, we captured a considerable portion of the opportunity. Strong orders in 2010 helped to partially offset the backlog-driven revenue decline. We tightly managed costs while maintaining critical investments as we profitably worked through this difficult revenue trough. We delivered on our commitments.



Visit www.MTS.com/AR10/CEO.HTML to watch brief videos of CEO Laura B. Hamilton discussing MTS.

We have learned that the most difficult challenges push us to improve in ways we did not imagine were possible. It is clear today that there is more opportunity for us ahead.



Exciting new applications for MTS sensors. We are currently supporting the Italian government with its launch of the Venice Tide Barrier Project, scheduled for completion in 2014. To protect the historic city of Venice from flooding, gates will automatically dam the main outlet to the Adriatic Sea whenever water levels reach a certain threshold.

Looking ahead

We expect the global economic recovery to continue to be long and somewhat inconsistent, and we intend to stay flexible, responsive and long-sighted in response. The macro trends of globalization, energy and the environment, together with the recession's impact on business competitiveness, continue to inform our strategy and growth opportunities. Today, our customers are driving better automation and faster product development in response to these trends. We see opportunity to help our customers successfully move ahead.

Our plans for the future start with our two business strategies. In Sensors, we continue to aggressively improve performance while reducing cost, which enables us to access an ever-greater portion of the market. Through our applications strength, machine builders around the world can enhance the efficiency of their equipment and reduce total cost of ownership for their customers. In Test, our industry-leading applications knowledge and real-life simulation expertise, combined with a more competitive cost position, enables us to serve a diverse set of customers globally. As our customers push higher-performing products, from higher-temperature materials to faster trains, we help them build their confidence.

To accelerate our growth beyond our core strategies, we focus on a few key opportunities with China being the near-term priority. Our success in China over the last several years positions us well as we aggressively expand our capabilities to meet the needs of this rapidly growing and changing market. We are also well positioned in the emerging areas of wind and mobile hydraulics — two great examples of market development opportunities for MTS. And finally, we are building service delivery capabilities, laying the foundation for the lifecycle opportunity we see ahead.

Our intent to secure the next 40 years guides us to great performance as measured by customers, employees and shareholders. We strive to maintain our market leadership position, to attract and retain outstanding employees and to achieve top-quartile financial performance over 10 years. This is no small task in today's business environment, but we move confidently ahead.



Laura B. Hamilton
Chief Executive Officer and Chair

MTS 2010 Highlights

SENSORS

- Ramped up capacity to meet increased demand
- Overcame industry-wide supply issues
- Redesigned Temposonics® E-Series™ sensors family to serve a broader range of customers
- Increased China coverage, directly and through distribution
- Restored mobile hydraulics and industrial new-customer acquisitions to pre-recession levels

TEST

- Developed wind turbine blade, drivetrain and bearing offerings
- Continued rail market development, especially in China
- Implemented new cost-reduction initiatives to ensure cost competitiveness
- Enhanced automotive tire testing capabilities
- Launched expanded MTS TestSuite™ software platform and MTS Criterion™ test systems

sensors

In 2010, Sensors found new applications, new customers and new ways to make existing products more effective. Examples include helping U.S.-based Nook Industries develop a new high-performance roller screw actuator by integrating our Temposonics® R-Series™ sensor directly into the actuator design, and working with Wirtgen Group in Germany to streamline its paving machinery mainline production.

The redesign of our proven Temposonics® E-Series™ sensors family also helps us more effectively serve our most cost-conscious customers.


E-Series
E
E-Series
E
MTS



Highly precise and durable MTS position sensors allow fixed and mobile equipment manufacturers to automate their machine functions. Leveraging exclusive magnetostrictive technology, our sensors facilitate high levels of manufacturing speed, safety and efficiency.

MTS sensors are also valued for their affordable cost. Together with our applications support, we help machine builders around the world in steel, plastics and energy production improve the productivity of their machines and reduce total cost of ownership for their customers.


$100M
75
50
25
0
2008
2009
2010
ORDERS
$ millions


$100M
75
50
25
0
2008
2009
2010
REVENUE
$ millions


$20M
15
10
5
0
2008
2009
2010
INCOME FROM OPERATIONS
$ millions


25%
20
15
10
5
0
2008
2009
2010
INCOME FROM OPERATIONS
as percent of revenue

KEY CUSTOMERS

Industrial: Bosch Rexroth, Parker Hannifin, Festo, Eaton, Siemens, GE Automation, Husky Injection Molding Systems, Stryker, Krones

Mobile Hydraulics: Caterpillar, Wirtgen Group, John Deere, CNH, Claas, AGCO Company, Hiab, Harsco Rail

INDUSTRIES

» Fluid power
» Fuel storage
» Medical products
» Metals
» Mobile equipment
» Plastics
» Wind and clean energy
» Wood processing

MTS ADVANTAGES

» Exclusive technologies in magnetostriction sensing
» Unrivaled application expertise
» Worldwide service and consultation

We're investing to meet new material testing needs driven by the macro trends of energy, the environment and globalization. During 2010, we leveraged our unique position and history to expand the MTS TestSuite™ software portfolio, enabling our customers to enhance productivity and support new applications. We also applied our success in China and our strengths in controls and software to create the MTS Criterion™ test systems line, helping us to capture more business in China and in emerging markets.

With these introductions, MTS is well equipped to support a broad array of material testing needs, including continuing to support the ever-expanding quest for knowledge in global materials research and development.

test


MTS



Test and product development professionals rely on MTS expertise and technology to optimize their designs, improve productivity and reduce time to market. Our integrated solutions are globally recognized for enabling the efficient characterization of materials, components, subsystems, full-scale prototypes and finished goods.

The comprehensive MTS offering of testing hardware, software and global support includes both standard tools and custom solutions, which are used worldwide by customers ranging from suppliers and researchers to large-scale and high-volume manufacturers.


$400M
300
200
100
0
2008
2009
2010
ORDERS
$ millions


$400M
300
200
100
0
2008
2009
2010
REVENUE
$ millions


$40M
30
20
10
0
2008
2009
2010
INCOME FROM OPERATIONS
$ millions


12%
9
6
3
0
2008
2009
2010
INCOME FROM OPERATIONS
as percent of revenue

KEY CUSTOMERS

STRUCTURES: Airbus, Boeing, Embraer, Honda Aircraft, IMA, Lockheed Martin, NREL, Sandia National Labs, Sikorsky Helicopter, Taiwan National Center of Research for Earthquake Engineering, UCSD, Vestas

MATERIALS: Bell Helicopters, Boston Scientific, CEAT, DePuy, GE Engines, Japan National Research Institute, Medtronic, NASA, Pratt & Whitney, Rolls-Royce Aero Engines, Raytheon, Stryker, Synthes, Zimmer

GROUND VEHICLES: Arvin-Meritor, Audi, BMW, Bridgestone, China Academy of Railway Sciences, Chery, CSR Sifang Locomotive, Daimler, Delphi, Ferrari, Ford, General Motors, Goodyear, Honda, Hyundai, Nissan, Renault, Toyota, TRW, Volkswagen, Volvo

INDUSTRIES

» Aerospace
» Automotive
» Biomedical
» Geomechanical, civil and seismic engineering
» Materials sciences
» Rail
» Renewable energy

MTS ADVANTAGES

» Application knowledge
» Technology leadership
» Comprehensive offerings
» Worldwide service and consultation

corporate information

Board of Directors

Laura B. Hamilton
Chief Executive Officer
and Chair
MTS Systems Corporation

David J. Anderson
Retired
Former President and CEO
Executive Director and Co-Vice Chair
Sauer-Danfoss Inc.

Jean-Lou Chameau
President
California Institute of Technology

Brendan C. Hegarty
Retired
Former Chief Executive Officer
NanoMagnetics

Emily M. Liggett
President and Chief Executive Officer
NovaTorque

William V. Murray
Consultant
Former President and
Chief Executive Officer
ReShape Medical, Inc.

Barb J. Samardzich
Vice President
Global Products Programs
Ford Motor Company

Gail P. Steinel
President and Owner
Executive Advisors

Notice of Annual Meeting

The annual meeting of shareholders will be held at 3:00 p.m. (Central Standard Time) on Wednesday, February 9, 2011, at the Company's headquarters in Eden Prairie, Minnesota. Shareholders who cannot attend the meeting are urged to exercise their right to vote by proxy via the mail, phone or internet.

Executive Management

Laura B. Hamilton
Chief Executive Officer
and Chair

Joachim Hellwig
Vice President
Sensors

Susan E. Knight
Vice President
Chief Financial Officer

Kathleen M. Staby
Vice President
Human Resources and Strategy

Corporate Officers

Bruce W. Mooty
Corporate Secretary
Shareholder, Gray Plant Mooty
Mooty & Bennett, PA

Michael J. Hoff
Assistant Corporate Secretary

Andrew J. Cebulla
Treasurer and Corporate Controller

Investor Relations

Susan E. Knight
Chief Financial Officer
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota
55344-2290
Telephone: 952-937-4005
Email: sue.knight@mts.com

Stock Transfer

Wells Fargo Shareowner Services
Phone: 800.401.1957
www.shareowneronline.com

Dividend Reinvestment Plan

Shareholders may invest MTS dividends and purchase additional shares of MTS common stock. Shareholders may obtain further details by calling Wells Fargo Shareowner Services at 800-468-9716.

Trademarks

MTS and MTS logo are registered trademarks of MTS Systems Corporation.

Common Stock

MTS' common stock publicly trades on the NASDAQ Global Select Market[SM] under the symbol MTSC.

Corporate Headquarters

MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota
55344-2290
Telephone: 952-937-4000
info@mts.com
www.mts.com

North American Subsidiaries

MTS Testing Systems (Canada) Ltd.

European Subsidiaries

MTS Automotive Sensors GmbH
MTS Holdings France, SARL
MTS Sensor Technologie und Verwaltungs - GmbH
MTS Sensor Technologie GmbH and Co. KG
MTS Systems SAS
MTS Systems GmbH
MTS Systems Ltd.
MTS Systems Norden AB
MTS Systems srl
MTS System Switzerland GmbH

Asian Subsidiaries

MTS Japan Ltd.
MTS Korea, Inc.
MTS Sensors Technology K.K.
MTS Systems (China), Inc.
MTS Systems (Hong Kong), Inc.
MTS Systems (China) Co., Ltd.

Visit **www.mts.com/AR10/CEO.html** to watch a brief video of CEO Laura B. Hamilton discussing MTS and its opportunities.

100-236-225 PRINTED IN THE U.S.A. 12 10